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                                                                    Exhibit 99.1

[VIVENDI UNIVERSAL LOGO]


                                PRESS RELEASE

Paris, January 18th, 2005 - Vivendi Universal (Paris Bourse: EX FP; NYSE: V) announced today that the Autorite des Marches Financiers (AMF) has issued notices of grievance ("notification de griefs") against the Company and two of its officers, Mr Jean-Rene Fourtou and Mr Jean-Bernard Levy, arising from the inquiry into movements in the Company's shares at the time of the issuance of mandatory exchangeable bonds in November 2002.

The AMF has issued a notice of grievance against Vivendi Universal claiming that Deutsche Bank sold institutional investors a product comprising both mandatory exchangeable bonds and a hedge of Vivendi Universal shares, and that the description was allegedly not sufficiently clear in the prospectus. In fact, Vivendi Universal merely issued mandatory exchangeable bonds, and left it to Deutsche Bank to place these bonds in accordance with the terms of the prospectus. In regards to the group, Vivendi Universal therefore believes that it fully complied with its disclosure requirements as issuer.

The AMF also claims that at the time of issuance of these bonds, Mr Fourtou and Mr Levy were in possession of two items of privileged information: first, the expression of interest by Mr Marvin Davis in the US assets of Vivendi Universal, and second, the (allegedly) "high probability" that Vivendi Universal's pre-emptive rights to buy the Cegetel shares held by British Telecom would be exercised.

Vivendi Universal believes that the expression of interest from Marvin Davis, which was unsolicited and the financing for which had not been secured, related to assets that were not scheduled for sale and had been unequivocally rejected by the group's Board of Directors before the mandatory exchangeable bonds were issued. This cannot therefore be considered privileged information.

Similarly, the exercise by Vivendi Universal of its pre-emptive rights over Cegetel shares held by British Telecom was not decided upon until the Board meeting of December 3, 2002, after a series of refinancing deals (completion of which was not certain at the time the bonds were issued) and after Vodafone had declined to raise its offer for Cegetel. Until December 3, 2002, exercise of the pre-emptive rights was no more than a possibility of which the public was perfectly aware, and the bond issue prospectus clearly stated that "Through this offering, the Company will also consolidate its ability to participate in the ongoing transactions regarding Cegetel."

These notices of grievance have no legal basis, and will be contested before the Disciplinary Commission of the AMF.

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Vivendi Universal is a leader in media and telecommunications with activities in television and film (Canal+ Group), music (Universal Music Group), interactive games (VU Games) and fixed and mobile telecommunications (SFR Cegetel Group and Maroc Telecom).





Important Disclaimer:
---------------------
This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to, the risk that any outcome of the notices of grievance discussed above may not be the result expected, in addition to the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and the French Autorite des Marches Financiers. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal. Vivendi Universal does not undertake, nor has any obligation, to provide, update or revise any forward-looking statements.




Media                                   Inverstor relations
Paris                                   Paris
Antoine Lefort                          Daniel Scolan
+33 (0) 1 71 71 11 80                   +33 (0) 1 71 71 32 91
Agnhs Vitillart                         Laurence Daniel
+33 (0) 1 71 71 30 82                   +33 (0) 1 71 71 12 22
Alain Delrieu
+33 (0) 1 71 71 10 86                   New york
                                        Eileen McLaughlin
New York                                +(1) 212 572 8961
Flavie Lemarchand-Wood
+(212) 572 1118